SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Corporation – CNPJ/MF nº 02.558.115/0001 -21 – NIRE nº 4130001760-3

TIM CELULAR S.A.
Closely-held Corporation – CNPJ/MF nº 04.206.050/0001 -80 – NIRE nº 35300182910

MATERIAL FACT

TIM PARTICIPAÇÕES S.A. (“TIMPART”) and TIM CELULAR S.A. (“TIM CELULAR”), collectively referred to as the “Corporations”, both Corporations under the control of TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A., pursuant to the provisions of Law nº 6404/76, Section 157, § 4th, and CVM Instruction nº 358/02, as amended by CVM Instruction nº 369/02, hereby inform their shareholders, the market in general and any other interested parties, of the following Material Fact:

As resolved by the shareholders of TIMPART and TIM CELULAR, in their respective Special Shareholders’ Meeting held on March 16, 2006, it was approved the merger of all shares issued by TIM CELULAR into TIMPART’s equity, in accordance with the terms of the Agreement of Merger entered into by and between the Corporations on January 31, 2006, converting TIM CELULAR into a wholly-owned subsidiary of TIMPART.

The merger of the totality of shares issued by TIM CELULAR into TIMPART’s equity was informed to the market through the Material Fact Announcement published at Gazeta Mercantil (SP), at Jornal do Brasil (RJ) and at Gazeta do Povo (PR) on February 2, 2006, which describes the terms and conditions of the effected operation.

Rio de Janeiro and São Paulo, March 16, 2006.

Paulo Roberto Cruz Cozza
Chief Financial and Investor Relations Officer
TIM PARTICIPAÇÕES S.A.

Stefano De Angelis
Management, Finance and Control Officer
TIM CELULAR S.A.

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 17, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer